Exhibit 99.1

COSCIENS Biopharma Inc. Reports Third Quarter 2024 Financial Results and Provides Update on Advancements with Merger Integration Process and Ongoing Development Programs

Continued execution on merger integration with Ceapro Inc. and advancements across business

Company ended the quarter with US$20.0 million in cash

TORONTO, ONTARIO, November 12, 2024 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a specialty biopharmaceutical company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products, today reported its financial and operating results for the quarter ended September 30, 2024 and provided a corporate update.

“We have conducted a thorough evaluation and prioritization of our combined pipeline of products and programs. This evaluation focused on prioritizing programs and products in the nutraceutical and cosmeceutical space and critically assessing the required investment and timelines for our pharmaceutical projects to reach key value inflection points. We are pleased with the continued progress in our Phase 1/2a clinical trial of our Avenanthramide product being developed as a potential anti-inflammatory. We remain on track to complete enrollment of the Phase 1 component by the end of 2024 and expect to complete enrollment in the Phase 2a component by Q3 2025. In contrast, the projected timelines and costs to reach the next value inflection point in the pre-clinical auto-immune modifying disease (“AIMS Biologicals”) platform and Delayed Clearance Parathyroid Hormone (“DC-PTH”, AEZS-150) fusion proteins program are increasingly challenging and, as a result, we have made the decision to discontinue further investment in these programs,” stated Gilles Gagnon, M.Sc., MBA, President and CEO of COSCIENS.

Integration and Pipeline Update

Following our prioritization evaluation and decisions, we will be focusing on the following programs:

Marketed Products

Cosmeceutical

●	Avenanthramides (“AVA”)
●	Oat Beta Glucan (“OBG”)
●	Oat oil
●	Juvente DC product line

Pharmaceutical

●	Macimorelin (Macrilen®; GHRYVELIN™) for diagnosis of adult growth hormone deficiency

Development Pipeline

Stage
Cosmeceutical Projects

●	AVA enriched oat flour	Pre-commercial
●	OBG powder - Ingredient	Pre-commercial

Nutraceutical Projects

●	OBG chewable - Cholesterol reduction	Pre-commercial
●	AVA chewable - Exercise inflammation	Pre-commercial
●	Yeast beta glucan (“YBG”) capsule - Immunity	Pre-commercial

Pharmaceutical Projects and Potential Indications

●	AVA tablets – Anti-inflammatory	Phase 1-2a

On August 27, 2024, the Company announced that the Phase 3 safety and efficacy study AEZS-130-P02 (the “DETECT-trial”) evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency (“CGHD”) had failed to meet its primary endpoints according to the definitions in the study protocol. The detailed analysis of those results are in progress following which a decision will be made whether future investment in macimorelin for the diagnosis of CGHD is warranted.

Development Projects Update

Pharmaceuticals:

●	Avenanthramides tablets (Avs) in development as an anti-inflammatory: Phase 1-2a clinical trial being conducted at the Montreal Heart Institute: 64 subjects have completed to date the Phase 1 part of the study. We anticipate all 72 will be enrolled in the Phase 1 part of the study by year end 2024. To date, no significant side effects have been observed from ascending doses ranging from 30 mg to 960 mg. We believe the Phase 2a efficacy study will be initiated in Q1 2025, with expected completion in Q3 2025.

Cosmeceuticals:

●	Oat beta glucan powder (OBG): The OBG powder formulation has been successfully prepared and shipped to Symrise AG, Ceapro’s long-term distribution partner, for liquid reformulation and assessment for potential use and commercialization in the Chinese market.

●	Enriched Oat Flour with High Concentration of Avenanthramides: We have successfully produced and delivered the first batches to potential customers for their evaluation of the product.

Nutraceuticals:

●	Yeast beta glucan (YBG) - Immune booster: Our YBG product has been successfully manufactured as part of our PGX scale up project in Edmonton, Alberta. Our YBG product is being finalized for commercialization in capsule form. We plan to submit to Health Canada to obtain a Natural Product Number for YBG with the goal to commercialize YBG as an immune booster in Q2 2025.

●	Chewable Oat Beta Glucan (OBG) - Cholesterol reduction: We have successfully developed a unique, standardized formulation for a healthy confection which includes a high concentration of OBG with daily dosage according to approved claims in 10 developed countries. Health Canada has approved our Novel Nutraceutical Product (NPN 80127493). The substantive claims derived from this approval include reduction of LDL cholesterol, supporting cardiovascular health reduction of Type 2 diabetes risks, source of fiber for the maintenance of general good health and support of a healthy digestive system. COSCIENS’ team anticipates the official commercial launch of its approved chewable OBG natural health product in Q1 2025, marking an important chapter in the Company’s journey toward promoting wellness while expanding its business model.

Technology:

●	Pressurized Gas eXpanded Technology (PGX Technology):

○	Edmonton Main Facility PGX Scale Up 50 Liters Vessel: The project is completed and the equipment is ready to produce YBG at the small-scale commercial level.

○	Natex Facility, Austria PGX Scale Up 100 Liters Vessel: The PGX equipment has been received and is ready to be installed. We expect the commissioning and validation of that equipment to be completed in Q1 2025.

Summary of Third Quarter 2024 Financial Results

All amounts are in U.S. dollars.

Cash and cash equivalents

The Company had $20.0 million in cash and cash equivalents at September 30, 2024.

Results of operations for the three-month period ended September 30, 2024

For the three-month period ended September 30, 2024, we reported a net loss of $5.8 million, or $1.85 loss per common share, as compared with a net loss of $0.8 million, or $0.42 loss per common share for the three-month period ended September 30, 2023. The $5.0 million increase in net loss is primarily due to increases in both research and development costs of $2.4 million and selling, general and administrative costs of $1.5 million, an impairment expense of $1.5 million, and a decrease of $0.1 million in revenues offset by a decrease of $0.2 million in cost of sales and an increase of $0.3 million of other income.

Revenues

●	Our total revenue for the three-month period ended September 30, 2024 was $1.9 million as compared with $2.0 million for the same period in 2023. This decrease of $0.1 million was due to a $0.3 million decrease in sales of Avenanthramides, Oat Beta Glucan and Oat Oil in the quarter offset by an addition of $0.2 million in sales of macimorelin.

Operating Expenses

●	Our total operating expenses for the three-month period ended September 30, 2024, was $7.3 million as compared with $1.9 million for the same period in 2023. This increase of $5.4 million was due to higher research and development costs associated with the Avenanthramides and DETECT clinical trials, as well as other pharmaceutical projects of $2.4 million, selling, general and administrative costs of $1.5 million due primarily to the acquisition transaction recently completed between Aeterna and Ceapro, and a $1.5 million impairment expense.

Results of operations for the nine-month period ended September 30, 2024

For the nine-month period ended September 30, 2024, we reported a consolidated net loss of $8.6 million, or $3.58 loss per common share, as compared with a consolidated net loss of $1.9 million, or $1.04 loss per common share for the same period in 2023. The $6.7 million increase in net loss is primarily due to increases in research and development costs of $3.8 million, selling, general and administrative costs of $3.9 million, and an impairment expense of $1.5 million offset by an increase in other income of $2.0 million and an increase in income tax recovery of $0.5 million.

Revenues

●	Our total revenue for the nine-month period ended September 30, 2024 was $6.3 million as compared to $5.9 million for the same period in 2023. This increase of $0.4 million was due to a $0.2 million increase in sales of Avenanthramides, Oat Beta Glucan and Oat Oil in the quarter as well as an addition of $0.2 million in sales of macimorelin.

Operating Expenses

●	Our total operating expenses for the nine-month period ended September 30, 2024, was $14.6 million as compared with $5.4 million for the same period in 2023, representing an increase of $9.2 million. This increase was due to higher research and development costs associated with the Avenanthramides and DETECT clinical trials, as well as other pharmaceutical projects of $3.8 million, selling, general and administrative costs of $3.9 million due primarily to the acquisition transaction recently completed between Aeterna and Ceapro, and a $1.5 million impairment expense.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the third quarter 2024, as well as the Company’s consolidated financial statements as of September 30, 2024, will be available on the Company’s website (www.cosciensbio.com) in the Investors section or at the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov, respectively.

About COSCIENS Biopharma Inc.

COSCIENS is a specialty biopharmaceutical company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products. Our technology includes proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals. Our consolidated portfolio also includes macimorelin (Macrilen®; Ghryvelin®), the first and only U.S. FDA and European Medicines Agency approved oral test indicated for the diagnosis of adult growth hormone deficiency (“AGHD”).

The company is listed on the NASDAQ Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: our goals and expectations regarding our plans related to the development, manufacture or commercialization of our products.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies; results from our products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in CGHD may impact the market for macimorelin (Macrilen®; Ghryvelin®) in AGHD and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer:

Gilles R. Gagnon

President & CEO

+1 (780) 421-4555

E: ggagnon@ceapro.com

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (908) 824-0775

E: csci@jtcir.com